

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Jeff Hartlin
Partner
Paul Hastings LLP
1117 S. California Avenue
Palo Alto, CA 94304

Re: Masimo Corporation
PREC14A filed May 12, 2023
File No. 001-33642

Dear Jeff Hartlin :

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your proxy statement.

Preliminary Schedule 14A filed May 12, 2023

Fiscal 2022 Corporate Performance Highlights, page 17

1. Refer to the bar graph on page 18 containing certain non-GAAP measures. Please revise to present, with equal or greater prominence, the most directly comparable financial measures calculated and presented in accordance with GAAP. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Background to the Solicitation, page 26

2. Words appear to be missing in the following sentence fragment on page 27: "While Company management offered to provide Mr. Koffey non-public information about the Company and management's business strategies, subject to executing a customary non-disclosure agreement." Please revise or advise.

3. We note your disclosure on pages 28-29 that "Mr. Kiani [] agreed to waive the DCCP *for*

purposes of the 2023 Annual Meeting" (emphasis added). However, elsewhere in your proxy statement, you state that, in connection with the January 14, 2022 amendments to Mr. Kiani's employment agreement, "Mr. Kiani has voluntarily *irrevocably and permanently* waived his right to treat the appointment of *any lead independent director* as 'Good Reason' under his employment agreement with the Company, to terminate employment, and to receive contractual separation payments on this basis" (emphasis added). Please clarify whether Mr. Kiani's waiver of the DCCP relates solely to the 2023 Annual Meeting.

Proposal 1 - Election of Directors, page 122

4.   Refer to the last two paragraphs on page 122 regarding the treatment of unmarked proxy cards versus voting instruction forms. You state that proxy cards that are unmarked as to Proposal 1 will be voted in accordance with the Board's recommendation. However, signed and returned voting instruction forms will be voted "WITHHOLD" on all nominees. With a view to revised disclosure, please explain the reason for the different treatment of the proxies and voting instruction forms here. We further note the disclosure on the proxy card as to how signed but unmarked proxy cards will be voted. Similarly, explain how signed but unmarked voting forms will be treated.

Proposal 6 - Advisory Vote to Approve the Increase to the Total Number of Authorized Members of our Board..., page 129

5.   Please describe the impact of the Board expansion if Politan's two nominees are elected. That is, discuss whether the expansion may have the effect of diluting the voting power of the Politan nominees if they are elected to the Board.

6.   Disclose the anticipated timing of the Board expansion. In addition, expand to discuss how the Board will make the determination whether or not to abandon the Board expansion if Proposal 6 is not approved by shareholders.

Questions and Answers You May Have About These Proxy Materials and Voting, page 135

7.   We note your disclosure on page 124 that "the holders of a majority of the shares present or represented by proxy and voting at the Annual Meeting (which shares voting affirmatively also constitute at least a majority of the required quorum) will be required to ratify the selection of Grant Thornton as our independent registered public accounting firm..." However, disclosure on pages 141 and 142 states that the vote required for the proposal is "Majority Cast," meaning "the number of votes cast 'for' the proposal must exceed the number of votes cast 'against' such proposal." Given this apparent discrepancy, please revise or advise.

How do I vote?, page 138

8.   It is our understanding that voting by telephone is not possible in proxy contests involving a universal proxy card. Please revise or advise.

<u>Form of Proxy, page E-6</u>

9.   Please ensure that the form of proxy is marked as "Preliminary." See Rule 14a-6(e)(1).

<u>General</u>

10.   We understand from disclosure in the revised Politan proxy statement that Masimo provided the notice of its nominees for the director election on May 9, 2023. If this is the case, it appears that the notice was untimely under Rule 14a-19(d). Please advise.

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions